Exhibit 99.1

THE SECURITIES TO WHICH THIS SUBSCRIPTION AGREEMENT RELATES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

VISION MARINE TECHNOLOGIES INC.

(the “Corporation”)

SUBSCRIPTION AGREEMENT (UNITS)
(CANADIAN, UNITED STATES & OFFSHORE SUBSCRIBERS)

IMPORTANT INSTRUCTIONS

The following items in this Subscription Agreement have been completed (Subscriber, please initial each applicable box):

Canadian Accredited Investors Only:

SCHEDULE "B"– CANADIAN ACCREDITED INVESTOR CERTIFICATE– All accredited investors resident in a province or territory of Canada must complete and execute SCHEDULE "B" If you select categories (j), (k) and/or (l) of SCHEDULE "B", you must also complete Appendix 1 to Schedule “B” – Risk Acknowledgement Certificate.

U.S. Investors Only

SCHEDULE "C"– UNITED STATES INSTITUTIONAL ACCREDITED INVESTOR CERTIFICATE– If you are in the United States (as defined herein), a U.S. Person (as defined herein) or purchasing the Purchased Units for the account or benefit of a person or persons that is/are in the United States or U.S. Persons, were offered the Units while in the United States, executed or delivered this subscription agreement while in the United States or initiated your buy order for the Purchased Units while in the United States, complete and execute the U.S. Institutional Accredited Investor Certificate in SCHEDULE "C"”.

Offshore Investors Only:

SCHEDULE "D"– FOREIGN PURCHASER CERTIFICATE– If you are NOT resident of or otherwise subject to the securities laws of Canada or the United States, complete and execute Schedule “D”.

All Subscribers:

SCHEDULE "F"– FORM OF REGISTRATION RIGHTS AGREEMENT– All subscribers must complete, execute and deliver a Registration Rights Agreement in the form attached hereto as SCHEDULE "F"”.

Delivery of Subscription Agreement and Payment of Aggregate Subscription Amount:

A completed and fully executed copy of this Agreement, including the items required to be completed as set out above and receipt of funds must be received by no later than 10:00 a.m. (Eastern time) on September 18, 2023, at the offices of iA Capital Markets, a division of iA Private Wealth Inc. at 26 Wellington Street East, Suite 700, Attention: Laura Cristello (E-mail: ECMCanada@iacapitalmarkets.ca), together with payment of the Aggregate Subscription Amount (as defined herein) as described herein or in such other manner as may be provided for by the Agent (as defined herein).

Delivery of Securities It is anticipated that the undersigned subscriber will receive certificates or book entry statements representing the securities purchased hereunder from the Corporation.

SUBSCRIPTION AGREEMENT FOR UNITS

TO:	VISION MARINE TECHNOLOGIES INC. (the “Corporation”)

AND TO:	iA Capital Markets, a division of iA Private Wealth Inc. (the “Agent”)

AND TO:	One or more United States registered broker-dealers affiliated with or appointed by the Agent (the “U.S. Affiliates”)

The undersigned (the “Subscriber”), on its own behalf and, if applicable, on behalf of those for whom the Subscriber is contracting hereunder as trustee or agent (a “Disclosed Principal”), hereby subscribes for and agrees to purchase from the Corporation that number of units of the Corporation (the “Purchased Units”) set out below at a price of $4.05 per Purchased Unit (the “Subscription Price”). The aggregate Subscription Price (the “Aggregate Subscription Amount”) of the Purchased Units shall be an amount equal to the number of Purchased Units multiplied by the Subscription Price.

Each Purchased Unit consists of one Common Share (as defined herein) in the capital of the Corporation (a “Unit Share”) and one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share (a “Warrant Share”) at an exercise price of $4.05 until the date which is 36 months following the Closing Date (as defined herein).

The Warrants will be governed by the terms and conditions set out in the certificate(s) representing the Warrants (each, a “Warrant Certificate”), to be delivered by the Corporation on Closing (as defined herein). The Warrant Certificates will contain, among other things, provision for the appropriate adjustment in a class, number and exercise price of the Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or re-classification of the common shares of the Corporation or payments of stock dividends or upon the merger or re-organization of the Corporation. The description of the Warrants contained herein is subject in all respects to the terms and conditions set forth in the Warrant Certificates. In the event of a conflict or inconsistency between the description of the Warrants contained herein, including the Term Sheet (as defined below), and the Warrant Certificates, the Warrant Certificates shall be paramount and shall govern.

This subscription agreement, which for greater certainty includes and incorporates the attached schedules, as applicable, is referred to herein as the “Agreement”. The Subscriber agrees to be bound by the terms and conditions set forth in this Agreement, including, without limitation, the attached “Terms and Conditions of Subscription for Units” and the representations, warranties and covenants set forth in the schedules attached thereto. The Subscriber further agrees, without limitation, that the Corporation and the Agent may rely on the Subscriber’s representations, warranties and covenants contained in such documents.

The Purchased Units are available upon and subject to the terms and conditions set forth herein, including the terms, representations, warranties, covenants and acknowledgements herein and in the schedules attached hereto. References to “$” refer to United States dollars.

SUBSCRIPTION AND SUBSCRIBER INFORMATION
Please print all information (other than signatures), as applicable, in the space provided below

NAME AND ADDRESS OF SUBSCRIBER: (please print clearly)	SUBSCRIPTION FOR PURCHASED UNITS
______________________________________________________________ Name of Subscriber (please print)	Number of Purchased Units:	____________________
By: X_________________________________________________________ Signature/Authorized signature	Subscription Price:	$4.05 per Purchased Unit
______________________________________________________________ Name and official capacity or title (only if the Subscriber is NOT an individual)	Aggregate Subscription Amount:	$___________________

______________________________________________________________
Subscriber’s Address, including city, province/territory/state, country and postal/zip code (required)
______________________________________________________________
Subscriber’s Telephone Number (required)

______________________________________________________________
Subscriber’s E-mail Address (required)

Disclosed Principal Information:

If the Subscriber is signing as agent for a principal and is not a trust company or trust corporation purchasing as trustee or agent for accounts fully managed by the Subscriber or a person acting on behalf of a fully managed account managed by the Subscriber, and in each case satisfying the criteria set forth in Section 73.3(1) of the Securities Act (Ontario) or National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), as applicable, complete the following and ensure that Schedule “B” is completed on behalf of such principal:

______________________________________________________________
Name of Principal

______________________________________________________________
Address of Principal

______________________________________________________________
Telephone Number of Principal

______________________________________________________________
Account Reference (if applicable)

REGISTRATION INSTRUCTIONS (please print clearly):

______________________________________________________________
Registration Name (please print)

______________________________________________________________
Registration Address, including city, province/territory/state, country and postal/zip code

______________________________________________________________

______________________________________________________________
Account # (ONLY applicable if registering and depositing the securities into a brokerage or corporate account – not if registering in own name)

DELIVERY INSTRUCTIONS: (if different from registration instructions) (please print clearly):

______________________________________________________________
Name of Contact (please print)

______________________________________________________________
Delivery Address including city, province/territory/state, country and postal/zip code

______________________________________________________________
Contact’s Telephone Number

______________________________________________________________
Contact’s Email Address

Number and kind of securities of the Corporation held, directly or indirectly, if any:

_____________________________________________________

_____________________________________________________

State whether Subscriber is an Insider of the Corporation:

Yes  ☐             No   ☐

State whether Subscriber is a Registrant:

Yes  ☐              No  ☐

Note: A “Registrant” means a dealer, adviser, investment fund manager, an ultimate designated person or chief compliance officer as those terms are used pursuant to the Canadian Securities Laws (as defined herein), or a person (as that term is defined herein) registered or otherwise required to be registered under the Canadian Securities Laws.

TERMS AND CONDITIONS OF SUBSCRIPTION FOR UNITS

ARTICLE 1 – INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

(a)	“Act” means the Securities Act (Ontario);

(b)	“Agency Agreement” means the agency agreement to be entered into on or about the Closing Date to be entered into between the Agent and the Corporation in respect of the Offering;

(c)	“Agent” means iA Capital Markets, a division of iA Private Wealth Inc.;

(d)	“Aggregate Subscription Amount” shall have the meaning ascribed to such term on page 3 of this Agreement;

(e)	“Agreement” has the meaning ascribed to such term on page 3 of this Agreement;

(f)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Montréal, Québec or New York, New York are not open for business.

(g)	“Canadian Securities Laws” means, collectively, the securities laws and regulations in each of the provinces and territories of Canada, together with all written instruments, rules and orders having the force of law of the securities regulators or regulatory authorities in each of the provinces and territories of Canada;

(h)	“CDS” means CDS Clearing and Depository Services Inc.;

(i)	“Closing” shall have the meaning ascribed to such term in Section 4.1;

(j)	“Closing Date” shall have the meaning ascribed to such term in Section 4.1;

(k)	“Closing Time” shall have the meaning ascribed to such term in Section 4.1;

(l)	“Commission” shall have the meaning ascribed to such term in Section 8.1;

(m)	“Common Shares” means the common shares in the capital of the Corporation;

(n)	“Control Person” shall have the meaning as defined in subsection 1(1) of the Act;

(o)	“Corporation” means the Corporation, and includes any successor corporation to or of the Corporation;

(p)	“Disclosed Principal” shall have the meaning ascribed to such term on page 3 of this Agreement;

(q)	“Distributor” means any underwriter, dealer, or other person who participates, pursuant to a contractual arrangement, in the distribution of the Securities offered or sold in reliance on Regulation S;

(r)	“Insider” means (a) a director or senior officer of the Corporation (or a subsidiary of the Corporation); (b) a director or officer of a person that is itself an Insider of the Corporation; (c) any person that has: (A) beneficial ownership of, or control over, directly or indirectly; or (B) a combination of beneficial ownership of, or control or direction over, directly or indirectly, securities of the Corporation carrying more than 10% of the voting rights attached to all the Corporation’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person or company as underwriter in the course of a distribution; (c) a person or company designated as an insider in an order made pursuant to applicable securities laws; or (d) a person or company that is in a prescribed class of persons or companies;

(s)	“International Jurisdictions” has the meaning ascribed to such term in Section 6.1;

(t)	“NI 45-106” means Regulation 45-106 respecting Prospectus Exemptions (Québec) or National Instrument 45-106 – Prospectus Exemptions;

(u)	“Offering” shall have the meaning ascribed to such term in Section 3.2;

(v)	“PATRIOT Act” shall have the meaning ascribed to such term in Section 6.1(ff);

(w)	“PCMLTFA” shall have the meaning ascribed to such term in Section 6.1(ff);

(x)	“person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

(y)	“Purchased Units” shall have the meaning ascribed to such term on page 3 of this Agreement;

(z)	“Registrant” shall have the meaning ascribed to such term on page 4 of this Agreement;

(aa)	“Registration Rights Agreement” means the registration rights agreement to be entered into between the Corporation and the Subscriber contemporaneously with this Subscription Agreement pursuant to which, among other things, the Corporation will agree to provide certain registration rights with respect to the Unit Shares and Warrant Shares under the U.S. Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws, substantially in the form attached hereto as SCHEDULE "F".

(bb)	“Regulation D” means Regulation D under the U.S. Securities Act;

(cc)	“Regulation S” means Regulation S under the U.S. Securities Act;

(dd)	“SEC” means the United States Securities and Exchange Commission;

(ee)	“Securities” means, collectively, the Purchased Units, the Unit Shares, the Warrants and the Warrant Shares;

(ff)	“Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and the applicable security laws (including all rules and regulations thereunder) in any International Jurisdiction;

(gg)	“Subscriber” means the person purchasing the Purchased Units and whose name appears on the first execution page hereof and who has signed this Agreement or, if the person whose name appears on the first execution page hereof has signed this Agreement as agent for, or on behalf of, a Disclosed Principal and is not a trust company, trust corporation or portfolio manager deemed to be purchasing the Purchased Units as principal under NI 45-106, the person who is the Disclosed Principal of the Purchased Units as disclosed on the execution pages hereof;

(hh)	“Subscription Price” shall have the meaning ascribed to such term on page 3 of this Agreement;

(ii)	“Term Sheet” means the term sheet delivered by the Agent to potential purchasers of Units, a copy of which is attached hereto as SCHEDULE "A";

(jj)	“Trade Sanction” shall have the meaning ascribed to such term in Section 6.1(ff);

(kk)	“Unit Shares” shall have the meaning ascribed to such term on page 3 of this Agreement;

(ll)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(mm)	“Units” shall have the meaning ascribed to such term in Section 3.2;

(nn)	“U.S. Institutional Accredited Investor” means an institutional “accredited investor” that satisfies one or more of the categories set forth in Rule 501(a)(1), (2), (3), (7), (8), (9), (12), and/or (13) of Regulation D;

(oo)	“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(pp)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(qq)	“U.S. Securities Laws” means the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder and the applicable securities or “Blue Sky” laws of the states of the United States;

(rr)	“Warrant Certificates” shall have the meaning ascribed to such term on page 3 of this Agreement;

(ss)	“Warrants” shall have the meaning ascribed to such term on page 3 of this Agreement; and

(tt)	“Warrant Shares” shall have the meaning ascribed to such term on page 3 of this Agreement.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

Unless otherwise specified, all dollar amounts in this Agreement, including the symbol “$”, are expressed in United States dollars.

1.4	Subdivisions and Headings

The division of this Agreement into Articles, Sections, Schedules and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Agreement.

ARTICLE 2 – SCHEDULES

2.1	Description of Schedules

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

SCHEDULE "A" -	TERM SHEET
SCHEDULE "B" -	CANADIAN ACCREDITED INVESTOR CERTIFICATE
SCHEDULE "C" -	UNITED STATES INSTITUTIONAL ACCREDITED INVESTOR CERTIFICATE
SCHEDULE "D" -	FOREIGN PURCHASER CERTIFICATE
SCHEDULE "E" -	CONTACT INFORMATION FOR CANADIAN SECURITIES COMMISSIONS
SCHEDULE "F" -	FORM OF REGISTRATION RIGHTS AGREEMENT

ARTICLE 3– SUBSCRIPTION AND OFFERING

3.1	Subscription for the Units

The Subscriber hereby confirms its subscription for and offer to purchase Purchased Units from the Corporation, on and subject to the terms and conditions set out in this Subscription Agreement, for the Aggregate Subscription Amount which is payable as described in ARTICLE 4 hereto. The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of any Disclosed Principal) that upon acceptance of this Agreement by the Corporation, this Agreement will constitute a binding obligation of the Subscriber (including, if applicable, any Disclosed Principal) subject to the terms and conditions contained herein.

3.2	Offering

The Subscriber acknowledges that this subscription forms part of a larger offering by the Corporation of up to 372,870 units of the Corporation (“Units”) for aggregate gross proceeds of approximately $1.51 million (the “Offering”) pursuant to an Agency Agreement which the Corporation intends to enter into with the Agent and under which the Agent will arrange, on a commercially reasonable “best efforts” agency basis, for subscribers to purchase Units under the terms of the Offering immediately prior to the Closing.

3.3	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Purchased Units, in whole or in part, at any time prior to the Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Agent representing the Aggregate Subscription Amount will be promptly returned to the Subscriber without interest, deduction or penalty. If this subscription is accepted only in part, a cheque representing any refund of the Aggregate Subscription Amount for that portion of the subscription for the Purchased Units which is not accepted will be promptly delivered to the Subscriber without interest, deduction or penalty.

ARTICLE 4 – CLOSING

4.1	Closing

Delivery and sale of the Purchased Units and payment of the Aggregate Subscription Amount will be completed (the “Closing”) at the offices of the Corporation’s counsel at 8:00 a.m. (Eastern time) (the “Closing Time”) on September 20, 2023, or such other place or date or time as the Corporation and the Agent may mutually agree (the “Closing Date”). If, at or prior to the Closing Time, the terms and conditions contained in this Agreement and the Agency Agreement have been complied with to the satisfaction of the Agent and the Corporation, or waived by the Agent or the Corporation, the Agent shall deliver to the Corporation all completed Subscription Agreements and payment of the Aggregate Subscription Amount for all of the Units sold pursuant to the Agency Agreement against delivery of a share certificate or book entry statement at the Corporation’s transfer agent representing the Unit Shares (the “Share Certificate”) and Warrant Certificates representing the Warrants, together comprising the Purchased Units, as the Agent and the Corporation may agree, and such other documentation as may be required pursuant to this Agreement and the Agency Agreement.

If, prior to the Closing Time, the terms and conditions contained in this Agreement (other than such evidence of the issuance of the Purchased Units as the Agent and the Corporation may agree) and the Agency Agreement have not been complied with to the satisfaction of the Agent or the Corporation, or waived by the relevant party (provided that any waiver will not adversely prejudice any rights or entitlements of the Subscriber), the Agent, the Corporation and the Subscriber will have no further obligations under this Agreement.

It is anticipated that the Unit Shares comprising the Purchased Units will be issued in the form of a Share Certificate and the Warrants comprising the Purchased Units will be issued in the form of a Warrant Certificate, in each case registered in the name of the Subscriber.

4.2	Conditions of Closing

The Subscriber acknowledges and agrees that the Corporation is relying on the truth of the representations and warranties of the Subscriber contained in this Agreement as of the date of this Agreement, and as of the Closing Time as if made at and as of the Closing Time, and the fulfillment of the following additional conditions prior to the Closing Time:

(a)	payment by the Subscriber of the Aggregate Subscription Amount in such manner as may be agreed to by the Agent against delivery of the Purchased Units;

(b)	on or before September 18, 2023, the Subscriber having properly completed, signed and delivered this Agreement (including all applicable Schedules hereto) to:

iA Capital Markets, a division of iA Private Wealth Inc.

26 Wellington Street East, Suite 700

Toronto, Ontario M5E 1S2, Canada

Attention:	Laura Cristello
E-mail:	ECMCanada@iacapitalmarkets.ca

(c)	on or before the Closing Date, the Subscriber having properly completed, signed and delivered a Registration Rights Agreement, in the form attached hereto as SCHEDULE "F";

(d)	the Subscriber having executed and returned to the Corporation, at the Corporation’s reasonable request, all other documents as may be required by the Securities Laws for delivery by the Corporation on behalf of the Subscriber;

(e)	the Corporation having obtained all necessary approvals and consents, including regulatory approvals in respect of the Offering;

(f)	the Corporation having accepted the Subscriber’s subscription, in whole or in part;

(g)	the representations and warranties of the Subscriber set forth herein being true and correct as of the Closing Time;

(h)	all covenants and agreements contained herein to be performed by the Subscriber (including, if applicable, each Disclosed Principal) on or prior to the Closing Time shall have been performed or complied with in all material respects;

(i)	the issue and sale of the Units being exempt from the registration and prospectus requirements under applicable Securities Laws relating to the sale of the Units, or the Corporation having received such orders, consents or approvals as may be required to permit such sale without the requirement to file a prospectus or deliver an offering memorandum (provided that the Corporation shall be obligated to file a registration statement under the U.S. Securities Act with the SEC in respect of resales of the Unit Shares and Warrant Shares, as set forth in the Registration Rights Agreement);

(j)	the closing conditions in the Agency Agreement having been satisfied or waived by the relevant party; and

(k)	the Corporation having provided notification to the Nasdaq Capital Market for the listing of the Unit Shares and the Warrant Shares.

The Corporation acknowledges and agrees that the Subscriber’s obligation to purchase the Purchased Units is subject to, among other things, the following conditions:

(l)	the representations and warranties of the Corporation contained or otherwise incorporated by reference in this Agreement and the Agency Agreement are true and correct when made and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date;

(m)	all covenants, agreements and conditions contained or otherwise incorporated by reference in this Agreement to be performed by the Corporation on or prior to the Closing Date shall have been performed or complied with in all material respects to the satisfaction of the Subscriber, acting reasonably;

(n)	the closing conditions contained in the Agency Agreement in favour of the Agent (and the Subscriber) being satisfied; and

(o)	the Subscriber having received copies of the opinions listed in the Agency Agreement, which opinions shall be addressed to the Subscriber.

4.3	Authorization of the Agent

The Subscriber authorizes the Agent, on behalf of the Agent, in their discretion, to act as the Subscriber’s representative at the Closing, and hereby appoints the Agent, on behalf of the Agent, with full power of substitution, as its agent to act in the best interests of the Subscriber:

(a)	to execute in the Subscriber’s name and on its behalf all closing receipts and required documents, to complete and correct any manifest errors or omissions in any form or document provided by the Subscriber, including this Subscription Agreement and the Schedules hereto, in connection with the subscription for the Purchased Units and to exercise any rights of termination contained in the Agency Agreement;

(b)	to extend such time periods and to waive, in whole or in part, any representations, warranties, covenants or conditions for the Subscriber’s benefit contained in the Agency Agreement or any ancillary or related document other than this Agreement, provided that any waiver will not adversely prejudice any rights or entitlements of the Subscriber;

(c)	to terminate, prior to Closing, this Agreement if any condition precedent is not satisfied, in such manner and on such terms and conditions as the Agent in their discretion may determine, acting reasonably; and

(d)	without limiting the generality of the foregoing, to negotiate, settle, execute, deliver and amend the Agency Agreement and any ancillary documents in connection with the Offering.

ARTICLE 5– REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

5.1	Representations, Warranties and Covenants of the Corporation

The Subscriber shall have the benefit of the representations, warranties and covenants to be made by the Corporation to the Agent and set forth in the Agency Agreement which the Corporation intends to enter into prior to the Closing Time, to the extent that such representations, warranties and covenants are not amended or waived by the Agent, provided that any amendment or waiver will not adversely prejudice any rights or entitlements of the Subscriber. Such representations, warranties and covenants shall form an integral part of this Agreement and shall survive the Closing and shall continue in full force and effect for the benefit of the Subscriber in accordance with the Agency Agreement. The Corporation acknowledges that, in making its decision to invest in the Corporation, the Subscriber is relying on this Agreement, the representation, warranties and covenants of the Corporation to be contained in the Agency Agreement and information about the Corporation which will be filed by the Corporation on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

ARTICLE 6 – ACKNOWLEDGEMENTS, REPRESENTATIONS, WARRANTIES AND
COVENANTS OF THE SUBSCRIBER

6.1	Representations, Warranties and Covenants of the Subscriber

By executing this Agreement, the Subscriber, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, hereby represents, warrants, covenants and acknowledges to and with the Corporation (and acknowledges that the Corporation, the Agent, the U.S. Affiliates and their respective counsels are relying thereon) that:

Authorization and Effectiveness

(a)	if the Subscriber is an individual, the Subscriber is of the full age of majority in the jurisdiction in which this Agreement is executed and has all requisite legal capacity and competence to execute, deliver and be bound by this Agreement, to perform all of its obligations and covenants hereunder and to undertake all actions required of the Subscriber hereunder;

(b)	if the Subscriber is not an individual, the Subscriber has the requisite power, authority and legal capacity to execute, deliver and be bound by this Agreement, to perform all of its obligations and covenants hereunder and to undertake all actions required of the Subscriber hereunder, all necessary approvals of its directors, partners, shareholders, trustees or otherwise with respect to such matters have been given or obtained and the individual signing this Agreement has been duly authorized to do so;

(c)	if the Subscriber is a body corporate, the Subscriber is incorporated and validly subsisting under the laws of its jurisdiction of incorporation;

(d)	if the Subscriber is acting as principal, this Agreement has been duly and validly authorized, executed and delivered by the Subscriber, and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable against the Subscriber in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction);

(e)	if the Subscriber is acting as agent or trustee (including, for greater certainty, a portfolio manager or comparable adviser) for a principal, the Subscriber is duly authorized to execute and deliver this Agreement and all other necessary documents in connection with such subscription on behalf of such principal, each of whom is subscribing as principal for its own account and not for the benefit of any other person, and this Agreement has been duly and validly authorized, executed and delivered by or on behalf of, and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction) against, such principal;

(f)	the execution and delivery of this Agreement, the performance and compliance with the terms hereof, the subscription for the Purchased Units (and any subsequent exercise of the Warrants) and the completion of the transactions contemplated hereby will not result in any material breach of, or be in material conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents of the Subscriber (if not an individual) or Canadian Securities Laws;

(g)	the Subscriber is not a person created or used solely to purchase or hold securities in order to comply with or rely upon an exemption from the prospectus and registration requirements of applicable Securities Laws and except as disclosed in writing to the Corporation, the Subscriber does not act jointly or in concert with any other person or company for the purposes of acquiring securities of the Corporation;

Residence

(h)	the Subscriber is resident, or if not an individual, has a head office, in the jurisdiction indicated on the “Subscription and Subscriber Information” section of this Agreement and such address was not created and is not used solely for the purpose of acquiring the Purchased Units. The purchase by and sale to the Subscriber of the Purchased Units, and any act, solicitation, conduct or negotiation directly or indirectly in furtherance of such purchase or sale, has occurred only in such jurisdiction and the Subscriber intends that the Securities Laws of such jurisdiction govern such sale to and purchase by the Subscriber;

All Subscribers

(i)	the Subscriber is eligible to purchase the Purchased Units pursuant to an exemption from the prospectus and registration requirements of applicable Securities Laws;

(j)	the Subscriber: (i) is not an Insider of the Corporation or a Registrant; or (ii) has identified itself to the Corporation as an Insider or a Registrant (as applicable) on page 4 hereof;

(k)	the Subscriber is not purchasing the Purchased Units with a view to resale, distribution or other disposition of such securities in a manner which would violate applicable Securities Laws;

(l)	unless the Subscriber is acting as agent or trustee pursuant to Section 6.1(e), above, or has filled out the “Disclosed Principal” on the “Subscription and Subscriber Information” page, the Subscriber (as indicated under “Name of Subscriber” on such page) is purchasing the Purchased Units for its own account, and not for the benefit of any other person;

(m)	the Subscriber confirms that the acknowledgements, representations, warranties, covenants and information contained herein and therein are true and correct as of the date hereof and will be true and correct as of the Closing Time and if less than a complete copy of this Agreement is delivered to the Corporation and its advisors are entitled to assume that the Subscriber accepts and agrees to all the terms and conditions of the pages not delivered, unaltered;

Canadian Subscribers

(n)	if the Subscriber is resident in Canada and is subject to applicable Securities Laws of any jurisdiction of Canada, the Subscriber is an accredited investor as such term is defined in Section 73.3(1) of the Act or NI 45-106, as applicable, and has completed, executed and delivered to the Corporation, the Canadian Accredited Investor Certificate in the form attached hereto as Schedule “B” (and Appendix 1 to Schedule “B”, if applicable) indicating that the Subscriber fits within one of the prospectus exemption categories under applicable Canadian Securities Laws as set forth therein, and confirms the truth and accuracy of all representations, warranties and covenants made in such certificate as of the date of this Agreement and as of the Closing Time;

U.S. Subscribers

(o)	if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, the Subscriber is a U.S. Institutional Accredited Investor, and the Subscriber has completed, executed and delivered SCHEDULE "C" hereto and identified the appropriate category of U.S. Institutional Accredited Investor that correctly and in all respects describes the Subscriber;

Non-U.S. Subscribers

(p)	unless the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person and the Subscriber has completed, executed and delivered SCHEDULE "C" hereto (in which case the Subscriber makes the representations, warranties and covenants therein), the Subscriber acknowledges and agrees that:

(i)	the Purchased Units have not been offered to the Subscriber while the Subscriber was in the United States, and the individual making the order to purchase the Purchased Units and executing and delivering this Agreement for the account or benefit of the Subscriber was not in the United States when the order was placed or when this Agreement was executed and delivered;

(ii)	the Subscriber is not in the United States or a U.S. Person and is not purchasing the Purchased Units for the account or benefit of a person in the United States or a U.S. Person;

(iii)	the Subscriber is not purchasing the Purchased Units as the result of any “directed selling efforts” (as defined in Rule 902(c) of Regulation S and, including any press releases disseminated or otherwise made available in the United States relating to the proposed Offering) made in the United States by the Corporation, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing;

(iv)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act or any applicable state securities laws;

(v)	the Subscriber has no intention to distribute either directly or indirectly any of the Securities in the United States or to, or for the account or benefit of U.S. Persons, except in compliance with the U.S. Securities Act and any applicable state securities laws;

(vi)	the Securities have not been registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of unless the transaction is exempt from, or not subject to, the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws;

(vii)	until 40 calendar days after the later of (A) the day on which the Securities are first offered to persons other than Distributors in reliance on Regulation S and (B) the Closing Date (such 40 calendar day period, the “Distribution Compliance Period”), an offer or sale of the Securities within the United States or to a U.S. Person may violate the registration requirements of the U.S. Securities Act;

(viii)	the Subscriber is neither an underwriter of, or dealer in, the common shares of the Corporation, nor participating, pursuant to a contractual agreement or otherwise, in the distribution of the Securities;

(ix)	the Subscriber: (A) is not in the United States or a U.S. Person and is acquiring the Securities in an “offshore transaction” (as such term is used in Regulation S) pursuant to Regulation S, for its own account and not with a view to any resale or distribution of such Securities in violation of U.S. federal or state securities laws; (B) agrees on its own behalf and on behalf of any investor account for which it has purchased Securities that it will not during the Distribution Compliance Period, offer, sell or otherwise transfer the Securities except (x) to the Corporation, (y) to non-U.S. Persons outside the United States in accordance with Regulation S, or (z) pursuant to any other available exemption or exclusion from the registration requirement of the U.S. Securities Act; and (C) agrees that during such period that it will give to each person to whom the Securities are transferred a notice substantially to the effect of this provision;

International Subscribers

(q)	if the Subscriber is resident in or otherwise subject to the Securities Laws of any jurisdiction outside of Canada and the United States (the “International Jurisdiction”), then:

(i)	the Subscriber has completed, executed and delivered to the Corporation, a Foreign Purchaser Certificate in the form attached hereto as SCHEDULE "D";

(ii)	the Subscriber is knowledgeable of, or has been independently advised as to, the applicable Securities Laws of the International Jurisdiction which would apply to this subscription, if any;

(iii)	the delivery of this Agreement, the acceptance of it by the Corporation and the issuance of the Purchased Units to the Subscriber complies with all laws applicable to the Subscriber, including the laws of such Subscriber’s jurisdiction of residence, and all other applicable laws, and will not cause the Corporation to become subject to, or require it to comply with, any disclosure, prospectus, filing or reporting requirements under any applicable laws of the International Jurisdiction;

(iv)	the Corporation is offering and selling the Purchased Units and the Subscriber is purchasing the Purchased Units pursuant to exemptions from the prospectus and registration requirements under the applicable Securities Laws of the International Jurisdiction or, if such is not applicable, the Corporation is permitted to offer and sell the Purchased Units and the Subscriber is permitted to purchase the Purchased Units under the applicable Securities Laws of such International Jurisdiction without the need to rely on exemptions;

(v)	the applicable Securities Laws do not require the Corporation to register any of the Purchased Units, file a prospectus, registration statement, offering memorandum or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

(vi)	the Subscriber will, if requested by the Corporation, deliver to the Corporation a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in subparagraphs (iii) through (v) above to the satisfaction of the Corporation, acting reasonably;

Risks of Private Placement

(r)	the Subscriber acknowledges that:

(i)	no securities commission, agency, governmental authority, regulatory body, stock exchange or similar regulatory authority has reviewed or passed on the merits of the Purchased Units, Unit Shares or Warrants comprising the Purchased Units (or the underlying Warrant Shares) nor have any such agencies or authorities made any recommendations or endorsement with respect to the Units;

(ii)	there is no government or other insurance covering the Purchased Units;

(iii)	there are significant risks associated with the purchase of the Purchased Units and the Subscriber understands such risks and is comfortable investing in the Purchased Units notwithstanding such risks;

(iv)	there are restrictions on the Subscriber’s ability to resell the Purchased Units (including the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares)) and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Purchased Units (including the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares));

(v)	the Subscriber has been advised to consult its own legal advisors with respect to the execution, delivery and performance by it of this Agreement and the transactions contemplated herein, including trading in the Unit Shares, Warrants and Warrant Shares, and with respect to the hold periods imposed by the applicable Securities Laws of the jurisdiction in which the Subscriber resides and other applicable Securities Laws, and acknowledges that no representation has been made by the Corporation, the Agent or the U.S. Affiliates respecting the applicable hold periods imposed by applicable Securities Laws or other resale restrictions applicable to such securities which restrict the ability of the Subscriber (or others for whom it is contracting hereunder) to resell such securities, that the Subscriber (or others for whom it is contracting hereunder) is solely responsible to find out what these restrictions are, that the Subscriber is solely responsible (and neither the Corporation nor the Agent nor the U.S. Affiliates are in any way responsible) for compliance with applicable resale restrictions under applicable Securities Laws and that the Subscriber (or others for whom it is contracting hereunder) is aware that it may not resell such securities except in accordance with limited exemptions under applicable Securities Laws; and

(vi)	the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus or registration statement and to sell the Purchased Units through a person registered to sell securities under applicable Securities Laws and, as a consequence of acquiring the Purchased Units pursuant to these exemptions, certain protections, rights and remedies provided by applicable Securities Laws, including applicable statutory rights of rescission or damages, will not be available to the Subscriber;

No Prospectus or Undisclosed Information

(s)	the Subscriber understands that the Purchased Units are only being offered on a private placement basis and that the sale of the Purchased Units is therefore conditional upon such sale being exempt from the requirements to file and obtain a receipt for a prospectus or registration statement or to deliver an offering memorandum, and no prospectus or registration statement has been filed by the Corporation with any securities commission or similar regulatory authority in any jurisdiction in connection with the issuance of the Purchased Units. As a result of acquiring the Purchased Units pursuant to such exemptions, the Subscriber acknowledges and confirms that:

(i)	the Subscriber may be restricted from using some of the protections, rights and remedies otherwise available under Securities Laws, including applicable statutory rights of rescission or damages in the event of a misrepresentation;

(ii)	the Subscriber may not receive information that would otherwise be required to be provided to it under Securities Laws or contained in a prospectus or registration statement prepared in accordance with applicable Securities Laws;

(iii)	the Corporation is relieved from certain obligations that would otherwise apply under Securities Laws; and

(iv)	the common law may not provide investors with an adequate remedy in the event they suffer investment losses in connection with Purchased Units acquired in a private placement;

(t)	the Subscriber has not received or been provided with a prospectus, registration statement or offering memorandum, within the meaning of Securities Laws, or any sales or advertising literature in connection with the Offering or any document purporting to describe the business and affairs of the Corporation which has been prepared for review by prospective purchasers to assist in making an investment decision in respect of the Purchased Units and the Subscriber’s decision to subscribe for the Purchased Units was not based upon, and the Subscriber has not relied upon, any verbal or written representations as to any fact made by or on behalf of the Corporation and its respective directors, officers, employees, agent and representatives, other than set out in this Agreement and the schedules attached hereto. The Subscriber’s decision to subscribe for the Purchased Units was based solely upon this Agreement and the schedules attached hereto and information about the Corporation which is publicly available (any such information having been obtained by the Subscriber without independent investigation);

(u)	the Subscriber understands that the Agent has been appointed by the Corporation to offer the Units on a commercially reasonable “best efforts” private placement basis and that neither counsel to the Corporation nor counsel to the Agent assume responsibility or liability of any nature whatsoever for the accuracy or adequacy of information regarding the Corporation which is publicly available, and that the Agent, the U.S. Affiliates and the representatives thereof are not liable for any information given or statement made to the Subscriber by the Corporation in connection with the Corporation or the transaction contemplated by this Agreement;

(v)	neither counsel to the Corporation nor counsel to the Agent assume responsibility or liability of any nature whatsoever for the accuracy or adequacy of any such publicly available information concerning the Corporation or as to whether all information concerning the Corporation that is required to be disclosed or filed by the Corporation under the Securities Laws has been so disclosed or filed;

(w)	the Subscriber is not purchasing the Purchased Units with knowledge of any material information concerning the Corporation that has not been generally disclosed;

Investment Suitability

(x)	the Subscriber confirms that the Subscriber:

(i)	has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Purchased Units, including the potential loss of its entire investment;

(ii)	is capable of assessing the proposed investment in the Purchased Units as a result of the Subscriber’s own experience or as a result of advice received from a person registered under applicable Securities Laws;

(iii)	is aware of the characteristics of the Purchased Units and the risks relating to an investment therein; and

(iv)	is able to bear the economic risk of loss of its investment in the Purchased Units;

No Representations

(y)	the Subscriber confirms that none of the Corporation, the Agent or the U.S. Affiliates, or any their respective directors, employees, officers, representatives, agent or affiliates have made any representations (written or oral) to the Subscriber:

(i)	regarding the future price or value of the Unit Shares or the Warrants comprising the Purchased Units (or the underlying Warrant Shares);

(ii)	that any person will resell or repurchase the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares); or

(iii)	that any person will refund the Subscription Price of the Purchased Units;

Limitations on Resale of the Securities and Exercise of the Warrants

(z)	the Subscriber understands that it may not be able to resell the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) except in accordance with limited exemptions available under applicable Securities Laws, and that the Subscriber is solely responsible for (and the Corporation, the Agent and the U.S. Affiliates are not in any way responsible for) the Subscriber’s compliance with applicable resale restrictions. The Subscriber will comply with all applicable Securities Laws concerning the subscription, purchase, holding and resale of the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) and will not resell any of Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) except in accordance with the provisions of applicable Securities Laws;

(aa)	the Subscriber acknowledges that the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) may only be transferred or assigned in compliance with applicable laws (including applicable Securities Laws) and will be subject to statutory resale restrictions under the Securities Laws in which the Subscriber resides or under other applicable Securities Laws; the Subscriber covenants that it will not resell the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) except in compliance with such laws and the Subscriber acknowledges that it is solely responsible (and neither the Corporation nor the Agent nor the U.S. Affiliates are in any way responsible) for such compliance;

(bb)	upon the original issuance of any of the Securities and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws or under the terms of the Registration Rights Agreement, certificates (including the Share Certificates) representing such Securities, and all certificates (including the Share Certificates) issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THESE SECURITIES [AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (2) PURSUANT TO REGISTRATION UNDER THE U.S. SECURITIES ACT, OR (3) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND, IN EACH CASE, IN COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, AFTER THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT."

(cc)	the Subscriber acknowledges and agrees the Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states;

(dd)	the Subscriber acknowledges and agrees that upon the original issuance of the Warrants and until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, any certificates representing the Warrants and any certificates issued in exchange therefor or in substitution thereof, shall bear a legend to the following effect:

“THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”;

(ee)	there are restrictions on the ability to resell Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) and the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) may not be resold under Canadian Securities Laws until after the expiry of the applicable “hold” or “restricted” period attaching to such securities unless sold pursuant to an exemption under applicable Securities Laws. The Share Certificates evidencing the Unit Shares and the Warrant Certificates representing the Warrants, together comprising the Purchased Units (and the Share Certificates evidencing the underlying Warrant Shares) (and any replacement Share Certificates or Warrant Certificate, as applicable, issued prior to the expiration of the applicable hold periods) or other electronic book entry system (as applicable), which it shall receive will bear a legend referring to such restrictions on resale and neither the Corporation nor any transfer agent of the Corporation will register any transfers of such Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) not made in compliance with such restrictions on resale. For purposes of complying with applicable Securities Laws and National Instrument 45-102 – Resale of Securities, the Subscriber understands and acknowledges that the Share Certificates evidencing the Unit Shares and the Warrant Certificates representing the Warrants, together comprising the Purchased Units (and the Share Certificates evidencing the underlying Warrant Shares) (and any replacement Share Certificates or Warrant Certificates, as applicable, issued prior to the expiration of the applicable hold periods) or other electronic book entry system (as applicable), which it shall receive will bear a legend, substantially in the following form (and with the necessary information inserted), referring to such restrictions on resale and neither the Corporation nor any transfer agent of the Corporation will register any transfers of such Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) not made in compliance with such restrictions on resale:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE CLOSING DATE.”

Not Proceeds of Crime

(ff)	the funds representing the Aggregate Subscription Amount which will be advanced by the Subscriber hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as may be amended from time to time (the “PCMLTFA”) and for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, as may be amended from time to time (the “PATRIOT Act”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA and the PATRIOT Act. To the best of its knowledge: (i) none of the funds representing the Subscription Price to be provided by the Subscriber: (A) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, any International Jurisdiction or any other jurisdiction; or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations cease to be true, and to provide the Corporation with appropriate information in connection therewith;

(gg)	The Subscriber is not a person or entity identified in any regulation made under (i) the United Nations Act including the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism, the United Nations Al-Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolution on the Democratic People’s Republic of Korea, the Regulations Implementing the United Nations Resolution on Iran, the Regulations Implementing the United Nations Resolution on Eritrea, the Regulations Implementing the United Nations Resolution on Lebanon, the Regulations Implementing the United Nations Resolution on Libya, the Regulations Implementing the United Nations Resolution on Somalia, the United Nations Cote d’Ivoire Regulations, the United Nations Democratic Republic of the Congo Regulations, the Regulations Implement the United Nations Resolutions on Liberia, the United Nations Iraq Regulations, the Regulations Implementing the United Nations Resolution on the Central African Republic, and the United Nations Sudan Regulations; (ii) the Special Economic Measures Act including the Special Economic Measures (Zimbabwe) Regulations, the Special Economic Measures (Burma) Regulations, the Special Economic Measures (Democratic People’s Republic of Korea) Regulations, the Special Economic Measures (Iran) Regulations, the Special Economic Measures (Syria) Regulations, the Special Economic Measures (Ukraine) Regulations, and the Special Economic Measures (Russia) Regulations; (iii) the Freezing Assets of Corrupt Foreign Officials Act or, (iv) the Criminal Code of Canada; (collectively, the “Trade Sanctions”). The Subscriber acknowledges that the Corporation may in the future be required by law to disclose the name and other information of the Subscriber related to the acquisition of the Offered Shares hereunder, on a confidential basis, pursuant to the Trade Sanctions or as otherwise may be required by applicable laws or regulations.

No Financial Assistance

(hh)	the Subscriber has not received and does not expect to receive any financial assistance from the Corporation, directly or indirectly, in respect of the Subscriber’s purchase of the Purchased Units and the Corporation has had no regard to the Subscriber’s particular objectives, financial situation and needs;

Future Financings

(ii)	the Subscriber acknowledges that the Corporation may complete additional financings in the future to develop the proposed business of the Corporation and to fund its ongoing development. There is no assurance that such financings will be available and if available, will be on reasonable terms. Any such future financings may have a dilutive effect on securityholders of the Corporation, including the Subscriber;

No Advertising

(jj)	the Subscriber has not become aware of any advertisement in printed media of general and regular paid circulation or on radio, television or other form of telecommunication or any other form of advertisement (including electronic display or the Internet including but not limited to the Corporation’s website) or sales literature with respect to the distribution of the Purchased Units or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

Fees

(kk)	other than the Agent and the U.S. Affiliates (and members of their respective selling groups and as otherwise agreed to by the Corporation as contemplated in the Term Sheet), to the best of the Subscriber’s knowledge, there is no person acting or purporting to act on behalf of the Subscriber in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee;

Other Documents

(ll)	if required by Securities Laws or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the subscription for and issuance of the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares);

Subscriber’s Responsibility for Legal and Financial Advice

(mm)	the Subscriber acknowledges that purchasing, holding and disposing of the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) may have legal and tax consequences in any applicable jurisdictions and the Subscriber confirms that it is solely responsible for obtaining its own legal, tax, investment and other professional advice with respect to the execution, delivery and performance by it of this Agreement and the transactions contemplated hereunder including the suitability of the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) as an investment for the Subscribers the tax consequences of purchasing and dealing with the Purchased Units, and the resale restrictions and “hold periods” to which the Unit Shares and the Warrants comprising the Purchased Units (and the underlying Warrant Shares) are or may be subject under Securities Laws. The Subscriber has not relied upon any statements made by or purporting to have been made on behalf of the Corporation or its counsel with respect to such matters;

(nn)	the Subscriber acknowledges that all costs and expenses incurred by the Subscriber (including any fees and disbursements of legal counsel, tax advisors, or other professional advisors retained by the Subscriber) relating to the Offering shall be borne solely by the Subscriber;

Not a Control Person

(oo)	the Subscriber is not a Control Person of the Corporation and will not become a Control Person of the Corporation by virtue of its subscription for Purchased Units hereunder and the Subscriber does not intend to act in concert with any other person or persons to form a control group of the Corporation;

Personal Information

(pp)	the Subscriber acknowledges that this Agreement, SCHEDULE "B", SCHEDULE "C" and SCHEDULE "D" attached hereto require the Subscriber to provide certain personal information relating to the Subscriber to the Corporation. Such information is being collected and will be used by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility to purchase the Purchased Units under Securities Laws, preparing and registering certificates, including Warrant Certificates, or Share Certificates representing Securities or arranging for non-certificated, electronic delivery of same, and completing filings required by any securities regulatory authority or exchange. Such personal information may be disclosed by the Corporation to (a) securities regulatory authorities and commissions, or stock exchanges, (b) the Corporation’s registrar and transfer agent, (c) any government agency (including any taxing authorities), board or other entity and (d) any of the other parties involved in this Offering, including the legal counsel of the Corporation and the Agent, and may be included in record books in connection with this Offering. By executing this Agreement, the Subscriber consents to the foregoing collection, use and disclosure of such personal information;

(qq)	the Subscriber acknowledges being notified that if the Subscriber is resident or otherwise subject to the applicable securities legislation of a jurisdiction in Canada: (i) the Corporation will deliver to the applicable securities regulatory authority or regulator certain personal information pertaining to the Subscriber, including such Subscriber’s full name, residential address and telephone number, email address, the number of Purchased Units purchased by such Subscriber, the total purchase price paid for such Purchased Units, the prospectus exemption relied on and the date of distribution of the Purchased Units; (ii) such information is being collected indirectly by the applicable securities regulatory authority or regulator under the authority granted to it in securities legislation; (iii) such information is being collected for the purposes of the administration and enforcement of the securities legislation of the local Canadian jurisdiction; and (iv) the Subscriber may contact the public officials listed on SCHEDULE "E" with respect to questions about the security regulatory authority’s or regulator’s indirect collection of such information;

Larger Offering and No Guarantee of Completion

(rr)	the Subscriber acknowledges that the purchase by the Subscriber forms part of the Offering described herein for gross proceeds of up to approximately US$1.51 million;

Resale Registration Statement

(ss)	the Subscriber acknowledges that, pursuant to the terms of the Registration Rights Agreement, the Corporation has agreed to use its best efforts to (i) file a U.S. resale registration statement for the Unit Shares and Warrant Shares issuable pursuant to the Offering within 15 calendar days of the closing date of the Offering (the “Filing Date”) and (ii) have such registration statement declared effective for such securities by the staff at the SEC prior to the end of the hold period under Canadian Securities Laws (unless the staff at the SEC notifies the Corporation that it does not intend to review such registration statement, then such registration statement shall be declared effective within 15 calendar days of such notification (the “Effectiveness Date”)). If such registration statement is not filed by the Filing Date, effective by the Effectiveness Date or the registration statement is not effective to permit resales thereunder after it is declared effective by the staff at the SEC for a period exceeding 10 calendar days (a “Suspension”) and Rule 144 is not available for the resale of the Unit Shares and Warrant Shares without volume or manner of sale limitations, then the Corporation will be subject to certain liquidated damage provisions whereby it shall pay the Subscriber for such Securities 1% of the total amount invested by such Subscriber for each 15-day period that such Filing Date, Effectiveness Date or Suspension period is exceeded, but in no event shall the total amount of such payments exceed 5% of the total amount invested by such Subscriber; and

Counsel to Corporation and the Agent

(tt)	Dentons US LLP and Dentons Canada LLP (collectively, “Dentons”) is acting solely as legal counsel to the Corporation and Fasken Martineau DuMoulin LLP and Troutman Pepper Hamilton Sanders LLP are acting solely as legal counsel to the Agent and neither Dentons, Fasken Martineau DuMoulin LLP nor Troutman Pepper Hamilton Sanders LLP are acting as counsel to the Subscriber or assume any responsibility or liability of any nature whatsoever for the accuracy or adequacy of any of the information furnished to the Subscriber in connection with the Offering.

6.2	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Agreement are made with the intention that they may be relied upon by the Corporation, the Agent, the U.S. Affiliates and their respective legal counsel in determining the Subscriber’s eligibility (and if applicable, the eligibility of the Disclosed Principal) to purchase the Purchased Units. The Subscriber further agrees that by accepting the Purchased Units, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the Closing Time with the same force and effect as if they had been made by the Subscriber at the Closing Time.

ARTICLE 7 – SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1	Survival of Representations and Warranties of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Agreement shall survive the Closing and continue in full force and effect for the benefit of the Corporation for a period of one (1) year, and notwithstanding any subsequent disposition by the Subscriber of any of the Unit Shares or the Warrants comprising the Units (or the underlying Warrant Shares).

ARTICLE 8– COMMISSION

8.1	Commission to the Agent

The Subscriber understands that in connection with the issue and sale of the Units pursuant to the Offering, the Agent will receive from the Corporation on Closing a cash commission (the “Commission”) equal to 6.0% of the gross proceeds from the issuance of Units. Except as disclosed in the Agency Agreement, no other fee or commission is payable by the Corporation in connection with the completion of the Offering; however, the Corporation will pay certain fees and expenses of the Agent (including fees and expenses of counsel to the Agent) plus applicable taxes in connection with the Offering, as set out in the Agency Agreement.

ARTICLE 9 – MISCELLANEOUS

9.1            Further Assurances

Each of the parties hereto upon the reasonable request of each of the other parties hereto, whether before or after the Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances and assurances as may reasonably be necessary to complete the transactions contemplated herein.

9.2            Notices

(a)	Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by e-mail tested prior to transmission to such party, as follows:

(i)	in the case of the Corporation, to:

Vision Marine Technologies Inc.

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

Attention:	Kulwant Sandher, Chief Financial Officer
E-mail:	ks@v-mti.com

with a copy (which shall not constitute notice) to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:	Rob Condon, Esq.
E-mail:	rob.condon@dentons.com

(ii)	in the case of the Subscriber, at the address specified on page 3 of this Agreement, with a copy to the Agent at:

iA Capital Markets, a division of iA Private Wealth Inc.

26 Wellington Street East, Suite 700

Toronto, Ontario M5E 1S2, Canada

Attention:	Laura Cristello
E-mail:	ECMCanada@iacapitalmarkets.ca

and

Fasken Martineau DuMoulin LLP

800 Square-Victoria, suite 3500

Montréal, Québec H4Z 1E9, Canada

Attention:	Sébastien Bellefleur, Partner
E-mail:	sbellefleur@fasken.com

(b)	Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by e-mail, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to each of the other parties hereto in accordance with the foregoing provisions.

9.3           Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

9.4           Costs and Expenses

Subject to the Agency Agreement with respect to the cost of the Agents to be paid by the Corporation, All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

9.5           Applicable Law

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Québec and the laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Québec and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

9.6           Entire Agreement

This Agreement, including the Schedules hereto, constitutes the entire agreement between the parties with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as aforesaid. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

9.7           Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Agreement. Counterparts may be delivered either in original, PDF or faxed form and the parties adopt any signatures received by PDF or a receiving fax machine as original signatures of the parties. If less than a complete copy of this Agreement is delivered to the Corporation, the Agent or a U.S. Affiliate, the Corporation, the Agent, the U.S. Affiliates and their respective advisors are entitled to assume that the Subscriber accepts and agrees to all the terms and conditions of the pages not delivered, unaltered.

9.8           [INTENTIONALLY OMITTED]

9.9           Assignment

This Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

9.10        Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

9.11        Language

The parties confirm their express wish that this subscription agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention de souscription et tous les documents s’y rattachant soient rédigés en langue anglaise.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

The Corporation hereby accepts the subscription for the Purchased Units as set forth on page 3 of this Agreement on the terms and conditions contained in this Agreement (including all applicable Schedules) this 18th day of September, 2023.

VISION MARINE TECHNOLOGIES INC.

Per:
Authorized Signing Officer

SCHEDULE "A"
TERM SHEET

best-efforts private placement of units

June 15, 2023

(Figures in US$, unless otherwise indicated)

This term sheet (the “Term Sheet”) summarizes the principal terms of a proposed offering of up to $10 million of units of Vision Marine Technologies Inc. to certain qualified subscribers pursuant to a brokered best-efforts private placement. This Term Sheet is for discussion purposes only and does not constitute a legally binding offer or agreement, which will in all respects be contingent upon and subject to satisfactory completion of due diligence and the negotiation, execution of definitive documentation and receipt of all required regulatory approvals.

Issuer:	Vision Marine Technologies Inc. (the “Corporation”).

Offering (the “Offering”):	Up to 2,469,136 units (“Units”).

Units:	Each Unit will consist of one (1) common share of the Corporation (a “Common Share”) and one (1) common share purchase warrant of the Corporation (a “Warrant”). Each Warrant will be exercisable after six (6) months from the date of issuance into one (1) Common Share of the Corporation (a “Warrant Share”) at an exercise price of $4.05 per Warrant Share, for a period three (3) years from the date of issuance thereof.

Offering Price:	US $4.05 per Unit (the “Offering Price”).

Amount:	Up to $10,000,000.

Form of Offering:	The Units will be marketed on a commercially reasonable best-efforts basis and shall be sold pursuant to private placement exemptions from any prospectus or registration requirements to investors: (i) resident or located in all the provinces and territories of Canada; (ii) in the “United States” or that are “U.S. persons” (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended); and (iii) in jurisdictions outside of Canada and the United States to be mutually agreed to by the Corporation and the Agents, each acting reasonably, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction, and in the case of (iii) that the Corporation does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Use of Proceeds:	Net proceeds of the Offering will be used for building up inventory for order fulfilment, development of the E-Motion electric powertrain technology and increasing brand awareness.

Agent:	iA Capital Markets will act as exclusive Canadian placement agent (the “Agent”).

Commission:	6.0% of the gross proceeds of the Offering payable in cash.

Listing:	The common shares of the Corporation are listed on the NASDAQ under the symbol “VMAR”.

A-1

Hold Period:	The securities issuable pursuant to this Offering will be (i) subject to a four month and one day hold period under applicable securities laws in Canada (the “Canadian Hold Period”); and (ii) may deemed “restricted securities” under applicable United States federal and state securities laws and subject to hold periods under applicable United States federal and state securities laws. The Corporation has agreed to use its best efforts to (i) file a U.S. resale registration statement for the Common Shares issuable pursuant to the Offering within 15 calendar days of the closing date of the Offering (the “Filing Date”) and (ii) have such registration statement declared effective for such securities by the staff at the United States Securities and Exchange Commission (“SEC”) prior to the end of the Canadian Hold Period (unless the staff at the SEC notifies the Corporation that it does not intend to review such registration statement, then such registration statement shall be declared effective within 15 calendar days of such notification (the “Effectiveness Date”)). If such registration statement is not filed by the Filing Date, effective by the Effectiveness Date or the registration statement is not effective to permit resales thereunder after it is declared effective by the staff at the SEC for a period exceeding 10 calendar days (a “Suspension”) and Rule 144 is not available for the resale of the Common Shares without volume or manner of sale limitations, then the Corporation will be subject to certain liquidated damage provisions whereby it shall pay the purchaser of such securities 1% of the total amount invested by such purchaser for each 15-day period that such Filing Date, Effectiveness Date or Suspension period is exceeded, but in no event shall the total amount of such payments exceed 5% of the total amount invested by such purchaser.

Warrants:	The Warrants shall be exercisable for cash or in a cashless manner if there is no effective registration statement registering the Warrant Shares. When the Warrants are exercised in a cashless manner, the Warrant Shares issuable thereunder shall be issued to the holder of such warrant free of any U.S. or Canadian restrictive legends.

Accredited Investors:	The Offering will only be offered (i) to, or for the account or benefit of, persons in the United States or U.S. persons who are “accredited investors” (as such term is defined under (i) Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended), and (ii) to persons outside of the United States who are non-U.S. persons to “accredited investors” (as such term is defined under applicable Canadian securities laws).

Eligibility:	The Common Shares and Warrant Shares will be eligible under applicable Canadian Laws for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Closing Date:	On or about September [ ], 2023, or such other date as mutually agreed to between the Agent and the Corporation.

A-2

SCHEDULE "B"
CANADIAN Accredited Investor Certificate

TO:            VISION MARINE TECHNOLOGIES INC. (the “Corporation”)

AND TO: iA Capital Markets, a division of iA Private Wealth Inc. (the “Agent”)

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your broker and/or legal advisor before completing this certificate.

Capitalized terms not specifically defined in this SCHEDULE "B" have the meanings ascribed to them in the Subscription Agreement to which this SCHEDULE "B"” is attached.

In connection with the purchase by the undersigned Subscriber of the Purchased Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a)	the Subscriber is resident in or otherwise subject to the securities laws of one of the Provinces or Territories of Canada;

(b)	the Subscriber is purchasing the Purchased Units as principal for its own account and not for the benefit of any other person or is deemed to be purchasing as principal pursuant to NI 45-106;

(c)	the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario) on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

(d)	the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below;

(e)	if the Subscriber is purchasing under category (j), (k) or (l) below, it has completed and signed Appendix 1 attached hereto; and

(f)	upon execution of this Schedule “B” by the Subscriber, including, if applicable, Appendix 1 to this Schedule “B”, this Schedule “B” shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

NOTE: If you check the box beside paragraphs (j), (k) or (l) below, you must complete and execute Appendix 1 to this Schedule “B”.

☐	(a)	a Canadian financial institution, or a Schedule III bank (or in Ontario, a bank listed in Schedule I, II, or III of the Bank Act (Canada));

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐	(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer;

☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)

an individual who, either alone or with a spouse, beneficially owns, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;   See definition of “financial assets” below and section 3.5(3) of Companion Policy 45-106CP to NI 45-106 which provides guidance as to the meaning of beneficial ownership of financial assets. If individual accredited investors wish to purchase through wholly-owned holding companies or similar entities, such purchasing entities must qualify under paragraph (t) below, or (w) if a family trust.

If you check beside paragraph (j) above, you must complete and execute Appendix 1 to this Schedule “B”.

☐	(j.1)

an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000;

See definition of “financial assets” below and section 3.5(3) of Companion Policy 45-106CP to NI 45-106 which provides guidance as to the meaning of beneficial ownership of financial assets.

☐	(k)

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

If you check beside paragraph (k) above, you must complete and execute Appendix 1 to this Schedule “B”.

☐	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000;

See definition of “net assets” below and section 3.5(4) of Companion Policy 45-106CP to NI 45-106 which provides guidance as to the calculation of an individual purchasers net assets.

If you check beside paragraph (l) above, you must complete and execute Appendix 1 to this Schedule “B”.

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

See definition of “net assets” below. The minimum net asset threshold of $5,000,000 must be shown on the entity’s “most recently prepared financial statements”, which must be prepared in accordance with applicable generally accepted accounting principles.

☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], or 2.19 [Additional investment in investment funds] of NI 45-106, or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106;

☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐	(q)	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

If you checked (t), please indicate the name and category of accredited investor (by reference to the applicable letter in this Certificate) of each owner:

	Name	Category of Accredited Investor
Owner:
Owner:
Owner:

[attach sheet if more than 3 owners]

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser;

☐	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor; or

☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

If you checked (w), please indicate the name and category of accredited investor (by reference to the applicable letter in this Certificate) of the accredited investor that established the trust and the applicable trustees:

Name (and indicate if established trust or if trustee)	Category of Accredited Investor

[attach sheet if more than 3 names]

For the purposes hereof, the following definitions are included for convenience:

A.	“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

B.	“Canadian financial institution” means (i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under Section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or credit union league or federation that, in each case, is authorized by an enactment of a statute of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

C.	“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

D.	“entity” means a company, syndicate, partnership, trust or unincorporated organization;

E.	“financial assets” means (i) cash, (ii) securities, or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

F.	“founder” means, in respect of an issuer, a person who, (i) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and (ii) at the time of the distribution or trade is actively involved in the business of the issuer;

G.	“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

H.	“individual” means a natural person, but does not include a partnership, unincorporated association, unincorporated organization, trust, or a natural person in his or her capacity as trustee, executor, administrator or other legal personal representative;

I.	“investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the Employee Investment Act (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the Small Business Venture Capital Act (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

J.	“person” includes (a) an individual, (b) a corporation, (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and (d) an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

K.	“related liabilities” means (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets or (ii) liabilities that are secured by financial assets;

L.	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

M.	“spouse” means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

N.	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a person or company is an affiliate of another person or company if one is a subsidiary of the other, or if each of them is controlled by the same person or company.

In NI 45-106 and except in Part 2 Division 4 of NI 45-106, a person (first person) is considered to control another person (second person) if (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation, (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

In NI 45-106 a trust company or trust corporation described in paragraph (p) above of the definition of “accredited investor” (other than in respect of a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada) is deemed to be purchasing as principal.

In NI 45-106 a person described in paragraph (q) above of the definition of “accredited investor” is deemed to be purchasing as principal.

The foregoing representations contained in this certificate are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Time. If any such representations shall not be true and accurate prior to the Closing Time, the undersigned shall give immediate written notice of such fact to the Corporation prior to the Closing Time.

DATED:	SIGNED:

X	X
Witness (if Subscriber is an individual)

Print the name of Witness	Print the name of Subscriber

If Subscriber is not an Individual, print name and title of Authorized Signing Officer

APPENDIX 1 TO SCHEDULE “B”
RISK ACKNOWLEDGEMENT CERTIFICATE

Form 45-106F9
Form for Individual Accredited Investors

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: Units (comprised of one common share and one common share purchase warrant)	Issuer: Vision Marine Technologies Inc.
Purchased from: Vision Marine Technologies Inc.
SECTIONS 2 TO 4 TO BE COMPLETED BY THE SUBSCRIBER
2. Risk acknowledgement
This investment is risky. Initial to the right of each category that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $_____________. [Instruction: Insert the total dollar amount of the investment.]
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	Your initials
• Your net income before taxes was more than $200,000 in each of the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)
• Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.
• Either alone or with your spouse, you own more than $1,000,000 in cash and securities, after subtracting any debt related to the cash and securities.
• Either alone or with your spouse, you have net assets worth more than $5,000,000 million. (Your net assets are your total assets (including real estate) minus your total debt.)

4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature: X	Date: ____________, 2023
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the Subscriber with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]
First and last name of salesperson (please print):
Telephone:	E-mail:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

iA Capital Markets, a division of iA Private Wealth Inc.

26 Wellington Street East, Suite 700

Toronto, Ontario M5E 1S2, Canada

Attention:  Laura Cristello

E-mail:        ECMCanada@iacapitalmarkets.ca

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

Form instructions:

1. The information in sections 1, 5 and 6 must be completed before the Subscriber completes and signs the form.

2. The Subscriber must sign this form. Each of the Subscriber and the issuer or selling security holder must receive a copy of this form signed by the Subscriber. The issuer or selling security holder is required to keep a copy of this form for 8 years after the distribution.

SCHEDULE "C"
ANNEX 1 - UNITED STATES Institutional accredited investor certificate

Subscribers that are in the United States or are U.S. Persons must review and complete the following United States Institutional Accredited Investor Certificate (the “Certificate”):

TO:            VISION MARINE TECHNOLOGIES INC. (the “Corporation”)

AND TO:   iA Capital Markets, a division of iA Private Wealth Inc. (the “Agent”)

AND TO:   One or more United States registered broker-dealers affiliated with or appointed by the Agent (the “U.S. Affiliates”)

This Certificate is being delivered in connection with the execution and delivery of the Subscription Agreement (as defined below) of the undersigned subscriber (the “Subscriber”) in connection with the purchase of units (the “Purchased Units”) of the Corporation. Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the accompanying subscription agreement between the Corporation and the undersigned dated as of the date thereof and delivered by the undersigned concurrently herewith (the “Subscription Agreement”).

Part A - U.S. Institutional Accredited Investor

Each Subscriber that is, or that is purchasing for the account or benefit of, a person in the United States or a U.S. Person hereby represents, warrants and covenants (which representations, warranties and covenants will survive the Closing Date) to and with the Corporation, the Agent and the U.S. Affiliates and acknowledges that the Corporation, the Agent and the U.S. Affiliates and their counsel are relying thereon that:

(a)	The Subscriber is purchasing the Purchased Units for its own account or for the account of one or more persons for whom it is exercising sole investment discretion, (a “Beneficial Purchaser”), and it, and if applicable, each Beneficial Purchaser for whose account it is purchasing the Subscription Receipts, is an institutional “accredited investor” that satisfies one or more criteria set forth in Rule 501(a)(1), (2), (3), (7), (8), (9), (12) and/or (13) of Regulation D (a “U.S. Institutional Accredited Investor”), and the Subscriber has initialled the category of U.S. Institutional Accredited Investor applicable to the Subscriber in paragraph (b) below.

(b)	The Subscriber and if applicable, each Beneficial Purchaser for whose account it is purchasing the Purchased Units, is a U.S. Institutional Accredited Investor as a result of satisfying the requirements of the paragraphs below that the Subscriber has indicated (the Subscriber must initial “SUB” for the U.S. Subscriber, and “BP” for each Beneficial Purchaser, if any, on the appropriate line(s)):

_________	Category 1. [Rule 501(a)(1)]	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_________	Category 2. [Rule 501(a)(1)]	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_________	Category 3. [Rule 501(a)(1)]	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; or

_________	Category 4. [Rule 501(a)(1)]	An investment adviser registered pursuant to Section 203 of the U.S. Investment Advisers Act of 1940, as amended, or registered pursuant to the laws of a state; or

_________	Category 5. [Rule 501(a)(1)]	An investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the U.S. Investment Advisers Act of 1940, as amended; or

_________	Category 6. [Rule 501(a)(1)]	An insurance company as defined in Section 2(a)(13) of the Securities Act; or

_________	Category 7. [Rule 501(a)(1)]	An investment company registered under the U.S. Investment Company Act of 1940, as amended; or

_________	Category 8. [Rule 501(a)(1)]	A business development company as defined in Section 2(a)(48) of the U.S. Investment Company Act of 1940, as amended; or

_________	Category 9. [Rule 501(a)(1)]	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958, as amended; or

_________	Category 10. [Rule 501(a)(1)]	A Rural Business Investment Company as defined in Section 384A of the U.S. Consolidated Farm and Rural Development Act of 1972, as amended; or

_________	Category 11. [Rule 501(a)(1)]	A plan established and maintained by a state, its political subdivision or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with assets in excess of U.S. $5,000,000; or

_________	Category 12. [Rule 501(a)(1)]	An employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company or registered investment advisor, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors; or

_________	Category 13. _________ [Rule 501(a)(2)]	A private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940, as amended; or

_________	Category 14. [Rule 501(a)(3)]	An organization described in Section 501(c)(3) of the U.S. Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust, a partnership, or a limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

_________	Category 15. [Rule 501(a)(7)]	A trust, with total assets in excess of U.S. $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under Regulation D; or

_________	Category 16. [Rule 501(a)(8)]	An entity in which each of the equity owners are accredited investors; or (Note: It is permissible to look through various forms of equity ownership to natural persons in determining the accredited investor status of entities under this category. If those natural persons are themselves accredited investors, and if all other equity owners of the entity seeking accredited investor status are accredited investors, then this category may be available.)

_________	Category 17. [Rule 501(a)(9)]	An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning “investments” (as defined in Rule 2a51-1(b) under the U.S. Investment Company Act of 1940, as amended) in excess of U.S. $5,000,000; or

_________	Category 18. [Rule 501(a)(12)]

A “family office” (as defined in Rule 202(a)(11)(G)-1 under the U.S. Investment Advisers Act of 1940, as amended):

(i)           with assets under management in excess of U.S. $5,000,000,

(ii)           that is not formed for the specific purpose of acquiring the securities offered, and

(iii)          whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

_________	Category 19. [Rule 501(a)(13)]	A “family client” (as defined in Rule 202(a)(11)(G)-1 under the U.S. Investment Advisers Act of 1940, as amended) of a family office meeting the requirements in Category 23 above and whose prospective investment in the issuer is directed by such family office pursuant to clause (iii) of Category 18.

Part B - General

In addition to the representations, warranties and covenants set out in Part A, each Subscriber, on its own behalf and on behalf of any Beneficial Purchaser, as applicable, hereby represents, warrants and covenants (which representations, warranties and covenants will survive the Closing Date) to and with the Corporation, the Agent and the U.S. Affiliates and acknowledges that the Corporation, the Agent and the U.S. Affiliates and their counsel are relying thereon that:

(a)	The Subscriber is authorized to consummate the purchase of the Purchased Units.

(b)	The Subscriber understands and acknowledges that the Unit Shares and the Warrants comprising the Purchased Units, and the underlying Warrant Shares (collectively, the “Securities”), have not been registered under the U.S. Securities Act, or the securities laws of any state of the United States, and that the offer and sale of the Purchased Units to it are being made in reliance upon Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws and that it has a pre-existing substantive relationship with the Agent and/or the U.S. Affiliates.

(c)	The Subscriber has not purchased the Purchased Units as a result of any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(d)	The Subscriber is acquiring the Purchased Units for itself for investment purposes only and not with a view to any resale, distribution or other disposition of the Purchased Units in violation of U.S. Securities Laws, and the Subscriber acknowledges that the exemption from registration under the U.S. Securities Act and applicable state securities laws depends, among other things, upon the bona fide nature of the investment intent expressed herein.

(e)	The Subscriber is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Corporation is organized under the laws of Quebec, Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(f)	The Subscriber understands and acknowledges that no offering document or prospectus has been, nor will be, prepared in connection with the offering of the Purchased Units and has conducted its own investigation. The Corporation has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and it has had access to such information concerning the Corporation and the Securities as it has considered necessary or appropriate in connection with its investment decision to acquire the Purchased Units, and that any answers to questions and any request for information have been complied with to the Subscriber’s satisfaction.

(g)	The Subscriber is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating independently the merits and risks of its investment and it, and any account for which it is acting, is able to hold the Securities for an indefinite period of time and bear the economic risk, and withstand a complete loss, of loss of its investment in the Securities.

(h)	The Subscriber understands and acknowledges that if in the future it decides to offer, sell, pledge or otherwise transfer any of the Securities, the Securities may be offered, sold, pledged or otherwise transferred only (a) outside the United States in compliance with Regulation S under the U.S. Securities Act, and in compliance with applicable local laws and regulations; (b) pursuant to a registration statement that has been declared effective under the U.S. Securities Act; or (c) in a transaction that is exempt from registration under the U.S. Securities Act, and, in each case, in compliance with all applicable U.S. state securities laws; after (i) in the case of proposed transfers pursuant to (a) above, providing evidence to the Corporation and to the registrar and transfer agent, in form and substance reasonably satisfactory to the Corporation (which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation) to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act, and (ii) in the case of proposed transfers pursuant to (c) above, providing a written certification or other evidence, which may include an opinion of counsel, satisfactory to the Corporation, acting reasonably, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act or applicable state securities laws.

(i)	The Subscriber acknowledges and agrees that upon the original issuance of the Securities and until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, any certificates representing the Securities and any certificates issued in exchange therefor or in substitution thereof, shall bear a legend to the effect set forth in Sections 6.1(bb) and 6.1(cc) of the Subscription Agreement.

(j)	The Subscriber consents to the Corporation making a notation on its records or giving instruction to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer with respect to the Securities set forth and described herein.

(k)	The Subscriber understands and acknowledges that, pursuant to the Registration Rights Agreement entered into by the Subscriber and the Corporation on the date hereof, the Corporation is obligated to file with the SEC a registration statement under the U.S. Securities Act with respect to the resale of the Unit Shares and Warrants Shares, in accordance with the terms and conditions set forth therein; provided that, if the Subscriber does not provide the Corporation with the requested information to enable the Corporation to include the Subscriber in the resale registration statement, it acknowledges and agrees that this is a waiver of its rights to be included in the resale registration statement.

(l)	The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition, disposition or exercise, as applicable, of the Purchased Units, the Unit Shares, Warrants and Warrant Shares; the Corporation gives no opinion and makes no representation with respect to the tax status of the Corporation or the consequences to the Subscriber under United States, state, local or foreign tax law of the Subscriber’s acquisition or disposition or exercise, as applicable, of such securities, including whether the Corporation will at any given time be deemed a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); provided however that, it understands and acknowledges that the Corporation has agreed that, upon receipt of a written request from a Subscriber that is in the United States or a U.S. Person, the Corporation shall make a determination if the Corporation is a PFIC during any calendar year following the purchase of Securities by such Subscriber, and if the Corporation determines that it is a PFIC during such year, the Corporation will provide to such Subscriber, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Corporation as a “qualified electing fund” for the purposes of the Code.

(m)	The Subscriber acknowledges that it has had the opportunity to obtain independent legal, income tax and investment advice with respect to its subscription for the Purchased Units and accordingly, has had an opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the Subscriber for purpose of giving the representations, warranties and covenants contained herein.

(n)	The Subscriber understands that if the Corporation is deemed to be an issuer that is, or that has been at any time previously, an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents (a “Shell Company”), Rule 144 under the U.S. Securities Act may not be available for resales of the Securities, and the Corporation is not obligated to make Rule 144 under the U.S. Securities Act available for resales of such Securities.

(o)	The office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Subscription Receipts is the address listed as the “Subscriber’s Address” on page 4 of the Subscription Agreement.

(p)	The Subscriber understands and acknowledges that no agency, governmental authority, regulatory body, stock exchange or other entity (including, without limitation, the SEC or any state securities commission) has made any finding or determination as to the merit of investment in, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect, to the Securities.

(q)	If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities.

(r)	The Subscriber understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation, the Agent, and the U.S. Affiliates in determining its eligibility to acquire the Securities.

(s)	The Subscriber confirms that neither he, she or it, any of its predecessors, any affiliated issuer, any director, executive officer, or any other officer of it, any beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act) of its outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the issuer in any capacity is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (“Disqualification Events”), except for those Disqualification Events covered by Rule 506(d)(2) or (d)(3).

(t)	If the Subscriber is not an individual, it is not organized or formed under the laws of a country determined by the United States Secretary of State to have repeatedly provided support for acts of international terrorism or is included among the list of “covered countries” in Section 1502 of the federal “Dodd-Frank Wall Street Reform and Consumer Protection Act”, Pub.L. 111-203.

(u)	The provisions of this Certificate will be true and correct as of the date of execution of the Subscription Agreement, as of the Closing Date and will survive after the date of execution of the Subscription Agreement.

The Subscriber undertakes to notify the Corporation, the Agent and the U.S. Affiliates immediately of any change in any representation, warranty or other information relating to the Subscriber which takes place prior to the Closing Date.

DATED at __________________________      this _______ day of _______________, 2023.

If a Corporation, Partnership or Other Entity:	If an Individual:

X
Name of Entity	Signature

Type of Entity	Print or Type Name

X
Signature of Person Signing

Print or Type Name and Title of Person Signing

SCHEDULE "D"
FOREIGN PURCHASER CERTIFICATE
(Residents of Jurisdictions other than Canada and the United States)

Reference is made to the subscription agreement between the Corporation (the “Corporation”) and the undersigned (referred to herein as the Subscriber) dated as of the date hereof (the “Subscription Agreement”). Terms not otherwise defined herein have the meanings ascribed to them in the Subscription Agreement to which the certificate forms a schedule. The undersigned Subscriber, a resident of a jurisdiction other than Canada or the United States and is not a U.S. Person, hereby represents and warrants as follows:

1.	The Subscriber is a resident of an International Jurisdiction and the decision to subscribe for Purchased Units was taken in such International Jurisdiction.

2.	The delivery of the Subscription Agreement, the acceptance of it by the Corporation and the issuance of the Purchased Units to the Subscriber complies with all laws applicable to the Subscriber, including the laws of such Subscriber’s jurisdiction of residence, and all other applicable laws, and will not cause the Corporation to become subject to, or require it to comply with, any disclosure, prospectus, filing or reporting requirements under any applicable laws of the International Jurisdiction.

3.	The Subscriber is knowledgeable of, or has been independently advised as to, the application or jurisdiction of the securities laws of the International Jurisdiction that would apply to the subscription (other than the securities laws of Canada and the United States).

4.	The Corporation is offering and selling the Purchased Units and the Subscriber is purchasing the Purchased Units pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the International Jurisdiction or, if such is not applicable, the Corporation is permitted to offer and sell the Purchased Units and the Subscriber is permitted to purchase the Purchased Units under the applicable securities laws of such International Jurisdiction without the need to rely on exemptions.

5.	The applicable securities laws do not require the Corporation to register any of the Purchased Units, file a prospectus, registration statement, offering memorandum or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction.

6.	The Subscriber will, if requested by the Corporation, deliver to the Corporation a certificate or opinion of local counsel from the International Jurisdiction that will confirm the matters referred to in subparagraphs 2, 4 and 5 above to the satisfaction of the Corporation, acting reasonably.

7.	The Subscriber will not sell, transfer or dispose of the Purchased Units except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws.

Dated: ____________________, 2023.
Name of Subscriber
X______________________________________
Signature of Subscriber

If the Subscriber is a corporation, print name and title of Authorized Signing Officer

D-1

SCHEDULE "E"
Contact Information for Canadian Securities Commissions

The contact information of the public official in the local jurisdiction who can answer questions about the security regulatory authority’s or regulator’s indirect collection of information is as follows:

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

Telephone: (403) 297-6454

Toll free in Canada: 1-877-355-0585

Facsimile: (403) 297-2082

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: (604) 899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: (604) 899-6581

Email: inquiries@bcsc.bc.ca

The Manitoba Securities Commission

500 – 400 St. Mary Avenue

Winnipeg, Manitoba R3C 4K5

Telephone: (204) 945-2548

Toll free in Manitoba 1-800-655-5244

Facsimile: (204) 945-0330

Financial and Consumer Services Commission (New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: (506) 658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: (506) 658-3059

Email: info@fcnb.ca

Government of Newfoundland and Labrador Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Government of the Northwest Territories Office of the Superintendent of Securities

P.O. Box 1320

Yellowknife, Northwest Territories X1A 2L9

Attention: Deputy Superintendent, Legal &

Enforcement

Telephone: (867) 920-8984

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Duke Tower

P.O. Box 458

Halifax, Nova Scotia B3J 2P8

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Government of Nunavut Department of Justice

Legal Registries Division

P.O. Box 1000, Station 570

1st Floor, Brown Building

Iqaluit, Nunavut X0A 0H0

Telephone: (867) 975-6590

Facsimile: (867) 975-6594

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593- 8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection of information: Inquiries Officer

Prince Edward Island Securities Office 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, Prince Edward Island C1A 7N8 Telephone: (902) 368-4569 Facsimile: (902) 368-5283
Financial and Consumer Affairs Authority of Saskatchewan Suite 601 - 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2 Telephone: (306) 787-5879 Facsimile: (306) 787-5899

E-1

Autorité des marchés financiers

800, Square Victoria, 22e étage

C.P. 246, Tour de la Bourse

Montréal, Québec H4Z 1G3

Telephone: (514) 395-0337 or 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only)

Facsimile: (514) 864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca

(For corporate finance issuers);

Email: fonds_dinvestissement@lautorite.qc.ca

(For investment fund issuers)

Office of the Superintendent of Securities

Government of Yukon

Department of Community Services

307 Black Street, 1st floor

Box 2703, C-6

Whitehorse, Yukon Y1A 2C6

Telephone: (867) 667-5466

Facsimile: (867) 393-6251

Email: Securities@gov.yk.ca

E-2

SCHEDULE "F"
FORM OF REGISTRATION RIGHTS AGREEMENT

F-1